

Alexco Reminds Shareholders of Voting Cut-Off
for Upcoming Shareholders Meeting

May 23, 2019 - Alexco Resource Corp. (NYSE American:AXU, TSX:AXR) ("Alexco" or the "Company") would like to remind shareholders they have until 1:30 p.m. (Vancouver time) on Tuesday, June 4, 2019 to vote their shares for the upcoming Annual General Meeting (the "Meeting") of Alexco shareholders to be held at 1:30 pm (Vancouver Time) on Thursday, June 6, 2019.

Shareholders are urged to carefully read the information circular in connection with the Meeting. A copy of the information circular and all other meeting materials is available on SEDAR at www.sedar.com and on the Company's website at https://www.alexcoresource.com/investors/annual-general-meeting/.

Alexco's Board of Directors and Management recommends that Shareholders <u>VOTE FOR</u> all proposed resolutions.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.
PLEASE VOTE TODAY.

How to Vote

Shareholders are encouraged to vote today using the internet, telephone or facsimile.

THE VOTING DEADLINE IS 1:30 P.M. (VANCOUVER TIME) ON TUESDAY, JUNE 4, 2019

	Beneficial Shareholder *Shares held with a broker, bank or other intermediary*	**Registered Shareholders** *Shares held in own name and represented by a physical certificate*
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775

Shareholder Questions

If you have any questions or require assistance with voting your shares, please call our proxy solicitation agent, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (1-416-304-0211 outside North America) or by e-mail at assistance@laurelhill.com.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada



Contact

Clynton R. Nauman, Executive Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: kcordero@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Cautionary Note Regarding Forward-looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.